PUBLIC

SECI 10027616 SSION

Washington, D.C.

SEC Mail Processing Section

FEB 2 6 2010

Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PrimeSolutions Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17601 West 130 Street, Suite 7
(No. and Street)

North Royalton	Ohio	44113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Bull (440) 230-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Pkwy., Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor Bull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PrimeSolutions Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

ANNE M. REINKOBER
Notary Public, State of Ohio, Cuy. Cty.
My commission expires Apr. 26, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

PRIMESOLUTIONS SECURITIES, INC.

DECEMBER 31, 2009

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

SHAREHOLDER AND BOARD OF DIRECTORS
PRIMESOLUTIONS SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of PrimeSolutions Securities, Inc. (the Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PrimeSolutions Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 16, 2010
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 132,353
RESTRICTED CASH	50,000
COMMISSIONS RECEIVABLE	96,928
FURNITURE AND EQUIPMENT - AT COST LESS ACCUMULATED DEPRECIATION OF $12,195	5,145
INCOME TAXES RECEIVABLE	6,100
PREPAID EXPENSES	3,683
	$ 294,209

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 8,315
COMMISSIONS PAYABLE	55,335
DEFERRED TAX LIABILITIES	7,600
	71,250
COMMITMENTS	
COMMON STOCK $1 par value 500 shares authorized 100 shares issued and outstanding	100
ADDITIONAL PAID-IN CAPITAL	60,500
RETAINED EARNINGS	162,359
	222,959
	$ 294,209

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

PrimeSolutions Securities, Inc. was incorporated in the State of Ohio for the purpose of acting as a securities broker-dealer, engaged primarily in selling mutual funds and other securities. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the Municipal Securities Rulemaking Board (MSRB). The Company is registered to do business in the State of Ohio, 25 other states, and the District of Columbia.

Nature of Business

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker. The clearing broker is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has a $50,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable balance based on historical collectibility. At December 31, 2009, $37,500 was greater than ninety days outstanding. In the opinion of management, at December 31, 2009, all commissions were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

The Company primarily uses the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes,* which require recognition of and disclosures related to uncertain tax positions. Under the guidance, the Company assessed the likelihood, based on the facts, circumstances, and information available at the end of each period. The adoption had no effect on the Company's shareholder's equity. The Company is no longer subject to examination by U.S. federal tax authorities for tax years before 2006.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through February 16, 2010, the date the financial statements were available to be issued.

NOTES TO THE FINANCIAL STATEMENT

3. NET CAPITAL REQUIREMENT

Pursuant to National Futures Association rules and the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirements under the National Futures Association is the greater of $45,000 or the minimum net capital required by Rule 15c3-1. Under Rule 15c3-1, the Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined under Securities and Exchange Commission Rule 15c3-1(a)(2)(vi), as it does not maintain customer accounts. At December 31, 2009, the Company's minimum net capital requirement is $45,000. Net capital may fluctuate on a daily basis. At December 31, 2009 the Company had net capital of $171,008, which was $126,008 in excess of the minimum requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2009, the ratio was .37 to 1.

4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

5. EMPLOYEE BENEFIT PLAN

Substantially all of the Company's employees are covered under a simplified employee pension plan.

6. FEDERAL INCOME TAXES

Significant temporary differences that give rise to deferred tax liabilities consist of the excess of tax depreciation over financial accounting depreciation and the difference between accrual basis book income and cash basis tax income.

At December 31, 2009, gross deferred tax liabilities amounted to $7,600.

7. COMMITMENTS

<u>Leases</u>

The Company leases office space under an agreement, which expired on December 31, 2009. The lease was extended with annual rent of $12,600, through December 31, 2010.

focused.
experienced.
responsive.

PRIMESOLUTIONS SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

Cohen
Fund Audit Services